Exhibit 99.3 - Annual Statement of Compliance for the year
	       ended December 31, 2005

        ANNUAL STATEMENT AS TO COMPLIANCE


   As of and for the calendar year ended December 31, 2005, pursuant to Section
3.20 of the Pooling and Servicing Agreement, the undersigned on behalf of Centex Home Equity Company, LLC has performed the reviews of the activities of the Servicer during such calendar year and of performance under the Pooling and Servicing Agreement, Asset Backed Securities Corporation Home Equity Loan Trust 2005-HE7 & under my supervision.

   To the best of my knowledge, based on such review, the Servicer has fulfilled all obligations under the Pooling and Servicing Agreement for the calendar year above referenced.



						/s/ Robert Frye
						Robert Frye
						Executive Vice President